Exhibit 99.1

METHANEX CORPORATION

ANNUAL INFORMATION FORM

www.methanex.com

March 15, 2012

REFERENCE INFORMATION

In this Annual Information Form (“AIF”), a reference to the “Company” refers to Methanex Corporation and a reference to “Methanex,” “we,” “us,” “our” and similar words refers to the Company and its subsidiaries or any one of them as the context requires, as well as their respective interests in joint ventures and partnerships.

We use the United States dollar as our reporting currency. Accordingly, unless otherwise indicated, all dollar amounts in this AIF are stated in United States dollars.

In this AIF, unless the context otherwise indicates, all references to “methanol” are to chemical-grade methanol. Methanol’s chemical formula is CH3OH and it is also known as methyl alcohol.

In this AIF, we incorporate by reference our 2011 Management’s Discussion and Analysis (“2011 MD&A”), which contains information required to be included in this AIF. The 2011 MD&A is publicly accessible and is filed on the Canadian Securities Administrators’ SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission’s EDGAR website at www.sec.gov.

The approximate conversion of measurement used in this AIF is as follows:

1 tonne of methanol = 332.6 US gallons of methanol

Some of the historical price data and supply and demand statistics for methanol and certain other industry data contained in this AIF are derived by the Company from industry consultants or from recognized industry reports regularly published by independent consulting and data compilation organizations in the methanol industry, including Chemical Market Associates Inc., Jim Jordan & Associates, Tecnon OrbiChem Ltd., DeWitt & Company Incorporated and Consensus Economics Inc. Industry consultants and industry publications generally state that the information provided has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon in these reports.

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada and is used under license by us.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “potential”, “estimates,” “anticipates,” “aim”, “goal” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply and timing for start-up of the same,

•

expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•

expected levels, timing and availability of economically priced natural gas supply to each of our plants, including, without limitation, levels of natural gas supply from investments in natural gas exploration and development in Chile and New Zealand,

•	commitments, capital or otherwise, of third parties to future natural gas exploration and development in the vicinity of our plants,

•	expected capital expenditures, including, without limitation, those to support natural gas exploration and development for our plants and the restart of our idled methanol facilities,

•	anticipated production rates of our plants, including, without limitation, our Chilean facilities and the planned restart of the Motunui 1 facility in New Zealand,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	ability to reduce CO2 emissions and other greenhouse gases from our operations,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,
•

ability to meet covenants or obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities which have conditions associated with finalization of certain land title registration and related mortgages which require actions by Egyptian governmental entities,

•	availability of committed credit facilities and other financing,

•	shareholder distribution strategy and anticipated distributions to shareholders,

•

commercial viability of, or ability to execute, future projects, plant restarts, capacity expansions, plant relocations, or other business initiatives or opportunities, including the planned relocation of one of our idle Chile methanol plants to the United States Gulf Coast,

•	financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments,

•

expected impact of regulatory actions, including assessments of carcinogenicity of methanol, formaldehyde and MTBE, the imposition of formaldehyde emission limits and legislation related to CO2 emissions,

•	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties, and

•	expected impact on our results of operations in Egypt and our financial condition as a consequence of actions taken by the Government of Egypt and its agencies.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	supply of, demand for, and price of, methanol, methanol derivatives, natural gas, oil and oil derivatives,

•	success of natural gas exploration in Chile and New Zealand and our ability to procure economically priced natural gas in Chile, New Zealand and Canada,

•	production rates of our facilities,

•

receipt or issuance of third party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt, governmental approvals related to natural gas exploration rights, rights to purchase natural gas or the establishment of new fuel standards,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	availability of committed credit facilities and other financing,
•	timing of completion and cost of our Motunui 1 restart project in New Zealand,

•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	accuracy and sustainability of opinions provided by our legal, accounting and other professional advisors,

•	absence of material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation.

•	conditions in the methanol and other industries, including fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, oil and oil derivatives,

•

the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in Chile, New Zealand and Canada on commercially acceptable terms,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of competitors, suppliers, and financial institutions,
•	actions of governments and governmental authorities including, without limitation, implementation of policies or other measures that could impact the supply or demand for methanol or its derivatives,

•	changes in laws or regulations,

•

import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangments,

•	world-wide economic conditions, and

•	other risks described in the 2011 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

THE COMPANY

Methanex Corporation was incorporated under the laws of Alberta on March 11, 1968 and was continued under the Canada Business Corporations Act on March 5, 1992. Its registered and head office is located at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V6C 3M1 (telephone: 604-661-2600).

The following chart includes the Company’s principal operating subsidiaries as of December 31, 2011 and, for each subsidiary, its place of organization and the Company’s percentage of voting interests beneficially owned or over which control or direction is exercised. The chart also shows our principal production facilities and their locations.

(1)	Our four plants in Chile represent 3.8 million tonnes per year of annual production capacity; since 2007 we have operated the site significantly below capacity due primarily to curtailments of natural gas supply from Argentina.
(2)	Our 470,000 tonne per year plant in Medicine Hat was restarted in April 2011.
(3)	The Titan plant represents 900,000 tonnes of annual production capacity.
(4)	Our equity interest in the Atlas plant represents 1.2 million tonnes of annual production capacity.
(5)	We restarted one idled 850,000 tonne per year Motunui plant in 2008 and we have committed to restart the other 850,000 tonne per year Motunui plant in mid-2012. Due to current distillation capacity constraints at the Motunui site, the combined operating capacity of both plants is approximately 1.5 million tonnes per year.
(6)	Our 530,000 tonne per year Waitara Valley plant was idled in October 2008 after the restart of one of our 850,000 tonne per year Motunui plants.
(7)	Our equity interest in the EMethanex plant represents 760,000 tonnes of annual production capacity and commenced commercial operations in March 2011.

BUSINESS OF THE COMPANY

Overview of the Business

Methanol is a clear liquid commodity chemical that is predominantly produced from natural gas and also, particularly in China, from coal. Approximately two-thirds of all methanol demand is used to produce traditional chemical derivatives including formaldehyde, acetic acid and a variety of other chemicals that form the basis of a large number of other chemical derivatives for which demand is influenced by levels of global economic activity. The remaining one-third of methanol demand comes from energy-related applications. There has been strong demand growth for direct methanol blending into gasoline, as a feedstock in the production of dimethyl ether (DME), which can be blended with liquefied petroleum gas for use in household cooking and heating, and in the production of biodiesel. Methanol is also used to produce methyl tertiary-butyl ether (MTBE), a gasoline component, and an emerging application is for methanol demand into olefins.

We are the world’s largest supplier of methanol to major international markets in Asia Pacific, North America, Europe and Latin America. Our total annual production capacity, including Methanex equity interests in jointly owned plants, is currently 9.3 million tonnes and is located in Chile, Trinidad, Egypt, New Zealand and Canada (refer to the Production section on page 14 for more information). We have marketing rights for 100% of the production from the jointly owned plants in Trinidad and Egypt and this provides us with an additional 1.2 million tonnes per year of methanol offtake supply when those plants are operating at full capacity. In addition to the methanol produced at our sites, we purchase methanol produced by others under methanol offtake contracts and on the spot market. This gives us flexibility in managing our supply chain while continuing to meet customer needs and support our marketing efforts.

Our operations consist of the production and sale of methanol, which constitutes a single operation segment. Revenue, sales volumes and production volumes for each of the last two years can be found under Financial Highlights in our 2011 MD&A.

DEVELOPMENT OF THE BUSINESS AND CORPORATE STRATEGY

Our Strategy

Our primary objective is to create value by maintaining and enhancing our leadership in the global production, marketing and delivery of methanol to customers. Our simple, clearly defined strategy – global leadership, low cost and operational excellence – has helped us achieve this objective.

Global Leadership

Global leadership is a key element of our strategy with a focus on maintaining and enhancing our position as the major supplier to the global methanol industry, enhancing our ability to cost-effectively deliver methanol supply to customers and supporting both traditional and energy-related global methanol demand growth.

We are the leading supplier of methanol to the major international markets of North America, Asia Pacific, Europe and Latin America. We grew sales volumes by 8% in 2011 to 7.51 million tonnes, representing approximately 15% of global demand. Our leadership position has enabled us to play an important role in the industry, which includes publishing Methanex reference prices that are generally used in each major market as the basis of pricing for most customer contracts.

The geographically diverse locations of our production sites allow us to deliver methanol cost-effectively to customers in all major global markets, while investments in global distribution and supply infrastructure, which include a dedicated fleet of ocean-going vessels and terminal capacity within all major international markets, enable us to enhance value to customers by providing reliable and secure supply.

A key component of our global leadership strategy is a focus on strengthening our asset position and increasing production capability. We increased production in 2011 with the start-up of the new 1.26 million tonne per year methanol plant in Egypt and the restart of our 0.47 million tonne per year Medicine Hat, Alberta plant. We recently announced our commitment to restart a second facility in New Zealand in mid-2012 and this will provide an additional 0.65 million tonnes of methanol capacity. Our New Zealand facilities are ideally situated to supply the growing Asia Pacific market.

Our methanol facilities in Chile represent 3.8 million tonnes of annual production capacity and since 2007 we have operated the site significantly below capacity. This is primarily due to curtailments of natural gas supply from Argentina (refer to the Natural Gas Supply – Chile section on page 16 for further information). Our primary goal is to progressively increase production at the Chile site with natural gas from suppliers in Chile by supporting the acceleration of natural gas development in southern Chile. Significant investments have been made in the last few years for natural gas exploration and development in southern Chile and gas deliveries from these investments have allowed us to continue to operate one plant. However, the timelines for significant increases in gas production are much longer than we had originally anticipated and existing gas fields are experiencing declines. As a result, the short-term outlook for gas supply in Chile continues to be challenging and we are considering other projects to increase the utilization of our Chile assets. We are planning to relocate one of the idle Chile methanol plants with a capacity of approximately 1.0 million tonnes to Geismar, Louisiana, with a final investment decision expected in the third quarter of 2012. We are also continuing to examine the viability of utilizing coal gasification as an alternative feedstock in Chile.

Another key component of our global leadership strategy is our ability to supplement methanol production with methanol purchased from others to give us flexibility in our supply chain and continue to meet customer commitments. We purchase through a combination of methanol offtake contracts and spot purchases. We manage the cost of purchased methanol by taking advantage of our global supply chain infrastructure, which allows us to purchase methanol in the most cost-effective region while still maintaining overall security of supply. We grew sales and purchasing levels in 2011 in anticipation of increased production from the Egypt and Medicine Hat facilities. We expect purchased methanol will represent a lower proportion of overall sales volumes in 2012 compared to 2011 as a result of higher production from Egypt, Medicine Hat and New Zealand.

The Asia Pacific region continues to lead global methanol demand growth and we have invested in and developed our presence in this important region. We have storage capacity in China and Korea that allows us to cost-effectively manage supply to customers and we have offices in Hong Kong, Shanghai, Beijing, Seoul and Tokyo to enhance customer service and industry positioning in the region. This enables us to participate in and improve our knowledge of the rapidly evolving and high growth methanol markets in China and other Asian countries. Our expanding presence in Asia has also helped us identify several opportunities to support the development of applications for methanol in the energy sector.

Low Cost

A low cost structure is an important element of competitive advantage in a commodity industry and is a key element of our strategy. Our approach to major business decisions is guided by a drive to improve our cost structure, expand margins and create value for shareholders. The most significant components of total costs are natural gas for feedstock and distribution costs associated with delivering methanol to customers.

Our production facilities in Trinidad and Egypt represent 2.8 million tonnes per year of competitive cost production capacity. These facilities are well located to supply markets in North America and Europe and are underpinned by take-or-pay natural gas purchase agreements where the gas price varies with methanol prices. This pricing relationship enables these facilities to be competitive throughout the methanol price cycle.

During 2011, we operated one Motunui facility in New Zealand and we recently announced our commitment to restart a second Motunui facility in mid-2012, which will add up to 0.65 million tonnes of incremental capacity per annum. In support of the restart, Methanex has entered into a ten-year natural gas purchase agreement that is expected to supply up to half of the 1.5 million tonnes of annual capacity at the Motunui site under terms that include base and variable price components.

Our 0.47 million tonne facility in Medicine Hat, Alberta is ideally situated to supply customers in North America. We have a program in place to purchase natural gas on the Alberta gas market and we believe that the long-term natural gas dynamics in North America will support the long-term operation of this facility.

The cost to distribute methanol from production locations to customers is also a significant component of total operating costs. These include costs for ocean shipping, in-market storage facilities and in-market distribution. We are focused on identifying initiatives to reduce these costs, including optimizing the use of our shipping fleet and taking advantage of prevailing conditions in the shipping market by varying the type and length of term of ocean vessel contracts. We are continuously investigating opportunities to further improve the efficiency and cost-effectiveness of distributing methanol from our production facilities to customers. We also look for opportunities to leverage our global asset position by entering into product exchanges with other methanol producers to reduce distribution costs.

Operational Excellence

We maintain a focus on operational excellence in all aspects of our business. This includes excellence in the manufacturing and supply chain processes, marketing and sales, human resources, corporate governance practices and financial management.

To differentiate ourselves from competitors, we strive to be the best operator in all aspects of our business and to be the preferred supplier to customers. We believe that reliability of supply is critical to the success of our customers’ businesses and our goal is to deliver methanol reliably and cost-effectively. We have a commitment to Responsible Care (a risk-minimization approach developed by the Chemistry Industry Association of Canada) and we use it as the umbrella under which we manage issues related to health, safety, the environment, community involvement, social responsibility, security and emergency preparedness at each of our facilities and locations. We believe a commitment to Responsible Care helps us reduce the likelihood of unplanned shutdowns and safety incidents and achieve an excellent overall environmental and safety record.

Product stewardship is a vital component of a Responsible Care culture and guides our actions through the complete life cycle of our product. We aim for the highest safety standards to minimize risk to employees, customers and suppliers as well as to the environment and the communities in which we do business. We promote the proper use and safe handling of methanol at all times through a variety of internal and external health, safety and environmental initiatives, and we work with industry colleagues to improve safety standards and regulatory compliance. We readily share technical and safety expertise with key stakeholders, including customers, end-users, suppliers, logistics providers and industry associations in the methanol and methanol applications marketplace through active participation in local and international industry seminars and conferences, and online education initiatives.

As a natural extension of the Responsible Care ethic, we have a Social Responsibility policy that aligns corporate governance, employee engagement and development, community involvement and social investment strategies with our core values and corporate strategy.

Our strategy of operational excellence also includes the financial management of the Company. We operate in a highly competitive commodity industry. Accordingly, we believe it is important to maintain financial flexibility and we have adopted a prudent approach to financial management. At December 31, 2011, we had a strong balance sheet with a cash balance of $351 million and a $200 million undrawn credit facility. On February 21, 2012, we issued $250 million of notes due in 2022. We intend to repay the $200 million of notes due in August 2012 from cash on hand, cash generated from operations and proceeds from the 2012 offering. We believe we are well positioned to meet our financial commitments and continue investing to grow the business.

METHANOL INDUSTRY INFORMATION

General

In 2011, approximately two-thirds of all methanol was used to produce formaldehyde, acetic acid and a variety of other chemicals that form the foundation of a large number of chemical derivatives for which demand is influenced by levels of global economic activity. These derivatives are used to manufacture a wide range of products, including plywood, particleboard, foams, resins and plastics. The remainder of methanol demand is largely in the energy sector, principally in fuels applications (direct blending into gasoline and cooking fuels), and as a feedstock in the production of DME, biodiesel and MTBE. We consider the emerging demand for methanol-to-olefins (MTO) to be another energy application of methanol since methanol can be cost competitive relative to the traditional production of olefins from naphtha.

Methanol is a commodity chemical and the methanol industry has historically been characterized by cycles of oversupply caused by either excess supply or reduced demand, resulting in lower prices and idling of capacity, followed by periods of shortage and rising prices as demand exceeds supply until increased prices lead to new plant investment or the restart of idled capacity.

The methanol market is global and, over the last several years, has become more complex and subject to increasingly diverse influences due to the expanding number of uses for methanol and its derivatives around the world, combined with volatile global energy prices and significant increases to capital costs for new methanol plants. The 2008 global recession had a significant negative impact on demand in our industry, but through 2009 and 2010, demand for methanol improved significantly. In 2011, we estimate that global demand for methanol grew 7%, notwithstanding the European debt crisis and uncertain global economic situation. See Demand Factors below for more information.

Refer to the Risk Factors and Risk Management section of our 2011 MD&A for more information regarding risks related to methanol price cyclicality and methanol demand, as well as the current uncertain economic environment and its impact on the methanol industry and our Company.

Demand Factors

Reflecting the diversity of its uses, methanol demand is influenced by a wide range of economic, industrial, environmental, legal, regulatory and other factors and risks. More recently, demand has also been influenced by energy prices due to the growing use of methanol in energy applications.

We estimate that global demand for methanol in 2011, excluding methanol produced in integrated MTO facilities, increased by about 7% to approximately 49 million tonnes. This increase was driven primarily by China, both in traditional chemical derivatives as well as energy applications.

Overall, traditional chemical derivatives accounted for about half of the annual 2011 growth and grew by 5% year-over-year, while energy demand accounted for the other half of the annual 2011 growth and grew by 11% year-over-year.

Chemical Derivative Demand

Historically, demand growth for methanol in chemical derivatives has been closely correlated to levels of industrial production. The use of methanol derivatives such as formaldehyde and acetic acid in the building industry means that building and construction cycles and the level of wood products production, housing starts, refurbishments and consumer spending are important factors in determining demand for such derivatives. Demand is also affected by automobile production, durable goods production, industrial investment and environmental and health trends, as well as new product development. Historically, chemical derivative demand for methanol has been relatively insensitive to changes in methanol prices. We believe this demand inelasticity is due to the fact that there are few cost-effective substitutes for methanol-based chemical derivative products and because methanol costs in most cases account for only a small portion of the value of many of the end products. In 2011, chemical derivative demand represented approximately two-thirds of total global demand.

Formaldehyde Demand

In 2011, methanol demand for the production of formaldehyde represented approximately 33% of global methanol demand. The largest use for formaldehyde is as a component of urea-formaldehyde and phenol-formaldehyde resins, which are used as wood adhesives for plywood, particleboard, oriented strand board, medium-density fibreboard and other reconstituted or engineered wood products. There is also demand for formaldehyde as a raw material for engineering plastics and in the manufacture of a variety of other products, including elastomers, paints, building products, foams, polyurethane and automotive products.

Acetic Acid Demand

In 2011, methanol used to produce acetic acid was approximately 11% of global methanol demand. Acetic acid is a chemical intermediate used principally in the production of vinyl acetate monomer, acetic anhydride, purified terephthalic acid and acetate solvents, which are used in a wide variety of products, including adhesives, paper, paints, plastics, resins, solvents, pharmaceuticals and textiles.

Other Chemical Derivative Demand

The remaining chemical derivative demand for methanol is in the manufacture of methylamines, methyl methacrylate and a diverse range of other chemical products that are ultimately used to make products such as adhesives, coatings, plastics, film, textiles, paints, solvents, paint removers, polyester resins and fibres, explosives, herbicides, pesticides and poultry feed additives. Other end uses include silicone products, aerosol products, de-icing fluid, windshield washer fluid for automobiles and antifreeze for pipeline dehydration.

Energy and Other Chemical Demand

There are several energy-related uses for methanol that have developed more recently and many of these have experienced substantial growth. We believe that these energy-related uses have the potential to grow further, particularly in an environment of higher energy prices. These include direct blending of methanol into gasoline (primarily in China), DME and biodiesel. In addition, due to favourable economics, methanol-to-olefins (MTO) is rapidly emerging in China as a substitute for naphtha-based olefins. Methanol has also been used to make MTBE, a gasoline additive, for many years.

In 2011, methanol demand for energy-related uses continued to grow in the high energy demand environment and represented approximately 34% of total global demand. This 34% was comprised of methanol for the production of MTBE, which represented about 12% of 2011 demand, while other energy applications, including direct blending of methanol into gasoline, DME and biodiesel, accounted for approximately 22% of 2011 demand (compared to 20% in 2010). Fuel applications and DME were the fastest-growing end-use segments for methanol in 2011, with methanol fuels demand growing at approximately 16% and methanol into DME growing at 14%.

Methanol Demand for Fuel

Methanol may be blended into gasoline for use as a transportation fuel to reduce reliance on imported oil products and because of its clean air benefits and competitive pricing relative to gasoline. Methanol-gasoline blending in China has grown rapidly and significantly over the last several years. In addition, smaller quantities of methanol are also used directly as a cooking fuel. In 2011, we estimate that methanol demand for these fuel applications in China was approximately 5.3 million tonnes (compared to approximately 4.5 million tonnes in 2010). Chinese demand for methanol blending into gasoline has remained strong due to the favourable economics of methanol compared to other gasoline components as well as China’s continued economic growth in 2011, which has boosted automobile sales and thus gasoline demand. Chinese gasoline prices have remained high in relation to methanol prices, and profits for fuel blenders in China have continued to be healthy through 2011. The Chinese government also continues to introduce industry standards that support the use of methanol as a fuel. National standards for M-100 and M-85 methanol gasoline (100% methanol and 85% methanol blends) took effect in 2009. Provincial M-15 standards are already in place in nearly half of China’s 27 provinces and provincial standards are also in place for other methanol blends, varying from M-5 to M-100. We believe that these standards will provide a further catalyst to grow methanol fuel blending in China. We also understand that certain Chinese provincial and national government organizations are conducting further research and trials using methanol as a transportation fuel.

No countries outside China are actively blending methanol into gasoline on the scale seen in China. However, 3% methanol blends have been allowed for many years in Europe under the EN228 standard and a number of other countries have been exploring fuel-blending programs. In addition, some major auto companies in Europe and Asia and some government bodies are conducting research and trials related to the use of methanol as a transportation fuel.

DME Demand

DME is a clean-burning fuel that can be stored and transported like liquefied petroleum gas (LPG). DME, which is typically produced from methanol, can be blended up to approximately 20% with LPG and used for household cooking and heating. DME has experienced rapid growth for blending into LPG and we believe it will continue to show strong growth in coming years, particularly in China and in an environment of higher energy prices. DME can also be used as a clean-burning substitute for diesel fuel in transportation. However, while the technology for using DME as a diesel fuel substitute is well advanced, it has not yet entered widespread commercialization. In 2011, the new “DME as city gas” national standard was implemented in China, which will further support the development of the DME industry there. In 2011, global methanol demand for use in DME was estimated at approximately 3.5 million tonnes (compared to 3.0 million tonnes in 2010). DME projects are also in development in regions outside of China.

Biodiesel Demand

Biodiesel is a renewable fuel made from plant oils or animal fats that requires an alcohol, such as methanol, as part of the production process. As well, a significant quantity of methanol is consumed to manufacture the catalyst used to produce biodiesel. In 2011, global demand for methanol use in biodiesel was estimated at 1.9 million tonnes (compared to 1.6 million tonnes in 2010). We expect future growth in biodiesel will be driven primarily by higher energy prices and government programs to promote a renewable alternative to petroleum fuels, such as the implementation of the Renewable Fuel Standard (RFS2) regulations in the United States. The RFS2 mandates the use of certain volumes of renewable fuels to be blended into the US transportation fuel pool and had a positive impact on US biodiesel demand growth in 2011.

MTBE Demand

MTBE is used primarily as a source of octane and as an oxygenate for gasoline to reduce the amount of harmful exhaust emissions from motor vehicles.

Environmental concerns and legislative action in the United States related to gasoline leaking into water supplies from underground gasoline storage tanks led to the phase-out of MTBE as a gasoline additive in the United States in 2006. In addition, governmental efforts in recent years in some other jurisdictions, primarily in the European Union, Japan and Latin America, to promote biofuels and alternative fuels through legislation are putting competitive pressures on the use of MTBE in gasoline in these countries. This has resulted in some MTBE producers switching production to ethyl tert-butyl ether (“ETBE”) to access biofuels incentives. However, MTBE remains a competitive and efficient oxygenate providing clean air benefits. Countries facing significant gasoline demand growth as well as environmental concerns – such as China – are generating an increasingly strong MTBE demand. As a result, over the past two to three years, some oxygenate producers have converted back to MTBE and new MTBE capacity has been added in China to satisfy this growing demand. We believe that global demand for MTBE should remain relatively stable or increase slightly.

Methanol-to-Olefins (MTO)

Light olefins (ethylene and propylene) are the basic building blocks to make many plastics. Olefins can be produced from various feedstocks, including naphtha, LPG, ethane and methanol. Ethylene and propylene are further processed to produce polyethylene and polypropylene, both of which have wide application in packaging, textiles, plastic parts and containers and automotive components. Polypropylene, in particular, is experiencing fast-growing global demand growth. In China, olefins have historically been produced in naphtha-based steam cracker complexes. Over the past year, methanol demand into olefins emerged as a significant methanol derivative. China is leading the commercialization of MTO, and at current energy prices, the process is cost competitive relative to the traditional production of olefins from naphtha. The first MTO plant in China started up in 2010, and there are now four plants operating in China, consuming over five million tonnes of methanol annually. Three of these projects were not expected to impact the merchant methanol market as they are integrated projects – coal to methanol to olefins. However, over the past year, these plants have purchased methanol to supplement their own methanol production. The one non-integrated plant is dependent on merchant methanol supply. A number of non-integrated projects are currently being planned in China and would be dependent on merchant methanol supply. If these projects go ahead, they could significantly impact the global supply and demand balance of methanol.

Regulatory Developments Affecting Demand

There are various studies and legislative proposals currently under way in a number of countries with respect to the carcinogenicity classification of, and the reduction of permitted exposure levels for, methanol, formaldehyde and MTBE. Such studies and proposals could lead to regulatory or other actions that could materially reduce demand for methanol. Refer to the Risk Factors and Risk Management section of our 2011 MD&A for more information regarding risks to methanol demand related to regulatory developments.

Supply Factors

While a significant amount of new methanol capacity has come on stream over the past several years, a large number of methanol producers with higher cost structures have shut down plants. Methanol is predominantly produced from natural gas and is also produced from coal, particularly in China. In addition, the industry has historically operated significantly below stated capacity on a consistent basis, even in periods of high methanol prices, due primarily to shutdowns for planned and unplanned repairs and maintenance as well as shortages of feedstock and other production inputs.

Newer world-scale methanol plants have generally been constructed in remote coastal locations with access to lower cost feedstock, although this advantage is sometimes offset by higher distribution costs due to their distance to major markets. As regional natural gas prices fluctuate and shipping costs escalate, there may be a greater incentive to build new methanol capacity closer to customers in major markets. There is typically a span of four to six years to plan and construct a new world-scale methanol plant. As well, additional methanol supply can potentially become available by restarting methanol plants whose production has been idled, relocating methanol plants to lower production cost locations, carrying out major expansions of existing plants and de-bottlenecking existing plants to increase their production capacity.

Typical of most commodity chemicals, periods of high methanol prices encourage high cost producers to operate at maximum rates and also encourage the construction of new plants and expansion projects, leading to the possibility of oversupply in the market. However, historically, many of the announced capacity additions have not been constructed for a variety of reasons. There are significant barriers to entry in this industry. The construction of world-scale methanol facilities requires significant capital over a long lead time, a location with access to significant natural gas or coal feedstock with appropriate pricing, and an ability to cost-effectively and reliably deliver methanol to customers.

During 2011, there were two significant methanol production capacity additions outside of China that totalled approximately 1.7 million tonnes, comprising our own 1.26 million tonne Egypt plant and 0.47 million tonne Medicine Hat plant. Over the next two-year period to the end of 2013, it is projected that new methanol capacity, restarts and expansions outside of China will add approximately 2.6 million tonnes of capacity to the global industry. We believe that this increase in capacity will be offset by global demand growth outside of China.

With respect to China, we estimate that approximately 3.0 million tonnes of net new capacity was added in 2011. Over the next two-year period to the end of 2013, we anticipate that approximately 6.0 million tonnes of net new capacity will be added and that idled capacity will be required to restart to meet growing domestic methanol demand in China. The Chinese methanol industry has historically operated at low rates due to various constraints related to feedstock availability, weather restrictions (typically during winter) and technical/operational issues. There has also been increasing pressure on the Chinese methanol industry’s cost structure as a result of escalating feedstock costs for both coal and natural-gas-based producers. We believe that in an environment of high global energy prices and growing industrial production, methanol demand in China should continue to grow at healthy rates. This will more than offset increases of domestic production in China and we anticipate that imports of methanol into China will remain high over the coming period.

Methanol Prices

Methanol is an internationally traded commodity. Methanol prices have historically been cyclical and sensitive to overall production capacity relative to demand, the price of feedstock (primarily natural gas or coal), energy prices and general economic conditions. The following chart shows published methanol contract prices (in United States dollars per tonne) in the United States Gulf, Western Europe and Asia:

Methanol prices in the United States, Europe and Asia Pacific have largely tracked each other. The majority of methanol sold globally is priced with reference to various published regional contract prices to which discounts may be applied. While there is a significant spot market in Asia and an appreciable spot market in Europe, the spot markets in North America and Latin America are relatively small in relation to the total volume of methanol traded.

The methanol industry is highly competitive and prices are affected by supply and demand fundamentals. We publish regional non-discounted reference prices for each major methanol market and these posted prices are reviewed and revised monthly or quarterly based on industry fundamentals and market conditions. Most of our customer contracts use published Methanex reference prices as a basis for pricing, and we offer discounts to customers based on various factors. Our average non-discounted published reference price for 2011 was $440 per tonne compared with $356 per tonne in 2010. Our average realized prices of $374 per tonne for 2011 and $306 per tonne for 2010 were 15% and 14%, respectively, lower than the average non-discounted published prices.

PRODUCTION

Production Process

The methanol manufacturing process used in our facilities typically involves heating natural gas, mixing it with steam and passing it over a nickel catalyst where the mixture is converted into carbon monoxide, carbon dioxide and hydrogen. This reformed gas (also known as synthesis gas or syngas) is then cooled, compressed and passed over a copper-zinc catalyst to produce crude methanol. Crude methanol consists of approximately 80% methanol and 20% water by weight. To produce chemical-grade methanol, crude methanol is distilled to remove water, higher alcohols and other impurities.

Operating Data and Other Information

We endeavour to operate our production facilities around the world in an optimal manner to lower our overall delivered cost of methanol. Scheduled shutdowns of plants typically occur every three or more years and are necessary to change catalysts or perform maintenance activities that cannot otherwise be completed with the plant operating (a process commonly known as a turnaround), and these shutdowns typically take between three and five weeks. Catalysts generally need to be changed every six years, although there is flexibility to extend catalyst life if conditions warrant. Careful planning and scheduling is required to ensure that maintenance and repairs can be carried out during turnarounds. In addition, both scheduled and unscheduled shutdowns may also occur between turnarounds. We prepare a comprehensive eight-year turnaround plan that is updated annually for all of our production facilities.

The following table sets forth the annual production capacity and actual production for our facilities that operated for the last two years (in the case of Atlas and Egypt, the table reflects our equity interest share of 63.1% and 60%, respectively):

	Year Built	Annual Production Capacity(1)	2011 Production	2010 Production
		(000 tonnes/year)	(000 tonnes)	(000 tonnes)
Chile
Chile I	1988	882	—	—
Chile II	1996	990	—	159
Chile III	1999	1,088	554	776
Chile IV	2005	840	—	—

Trinidad
Titan	2000	900	711	891
Atlas(2)	2004	1,150	891	884

New Zealand
Motunui 1(3)	1985	850	—	—
Motunui 2(3)	1985	850	830	830
Waitara Valley	1983	530	—	—

Egypt(4)	2011	760	532	—

Medicine Hat(5)	1981	470	329	—

Total		9,310	3,847	3,540

(1)	The stated production capacity for our facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities.
(2)	The production capacity represents our 63.1% interest in the Atlas methanol facility; our partner, BP, owns 36.9% .
(3)	In January 2012, we announced our intention to restart the Motunui 1 facility in mid-2012. Due to the current distillation capacity constraints at the Motunui site, the combined operating capacity of both plants is approximately 1.5 million tonnes, which is lower than the combined nameplate capacity shown above of 1.7 million tonnes.
(4)	The production capacity represents our 60% interest in the Egypt methanol facility and our partners own the remaining 40%. This facility commenced commercial operations in March 2011.
(5)	The Medicine Hat facility was idled in 2001 and was restarted in April 2011.

Refer to the Production Summary section of our 2011 MD&A for more information.

MARKETING

We sell methanol on a worldwide basis to every major market through an extensive marketing and distribution system with marketing offices in North America (Vancouver and Dallas), Europe (Brussels), Asia Pacific (Hong Kong, Shanghai, Tokyo, Beijing and Seoul), Latin America (Santiago, Chile), and the Middle East (Dubai, UAE). Most of our customers are large global or regional petrochemical manufacturers or distributors. Refer to the Risk Factors and Risk Management section of our 2011 MD&A for more information regarding customer credit risk.

We believe our ability to sell methanol from a number of geographically dispersed production sites enhances our ability to secure major chemical and petrochemical producers as customers for whom reliability of supply and quality of service are important. Our global network of marketing offices, together with storage and terminal facilities and worldwide shipping operations, also allow us to provide larger customers with multinational sourcing of product and other customized arrangements.

In addition to selling methanol that we produce at our own facilities, we also sell methanol that we purchase from other suppliers through methanol purchase agreements and on the spot market. We do this to meet customer needs, support our marketing efforts and build our sales base prior to bringing on our own new capacity.

DISTRIBUTION AND LOGISTICS

The majority of our methanol production facilities around the world are located adjacent to deepwater ports. Methanol is pumped from our coastal plants by pipeline to these ports for shipping. We currently own or manage a fleet of 19 ocean-going vessels to ship this methanol. We lease or own in-region storage and terminal facilities in the United States, Canada, Europe, Latin America and Asia. We also use barge, rail and, to a lesser extent, truck transport in our delivery system.

To retain optimal flexibility in managing our shipping fleet, we have entered into short-term and long-term time charter agreements covering vessels with a range of capacities. We also ship methanol under contracts of affreightment and through spot arrangements. We use larger vessels as key elements in our supply chain to move product from our production facilities to storage facilities located in major ports and for direct delivery to some customers. We also use smaller vessels capable of entering into restricted ports to deliver directly to other customers.

The cost to distribute methanol to customers represents a significant component of our operating costs. These include costs for ocean shipping, storage and distribution. We are focused on identifying initiatives to reduce these costs and we seek to maximize the use of our shipping fleet to reduce costs. We take advantage of prevailing conditions in the shipping market by varying the type and length of term of ocean vessel charter contracts. We are continuously investigating opportunities to further improve the efficiency and cost-effectiveness of distributing methanol from our production facilities to customers. We also look for opportunities to leverage our global asset position by entering into product exchanges with other methanol producers to reduce distribution costs.

Our Atlas and Titan plants in Trinidad are ideally located to supply customers in the United States and Europe. Our plant in New Zealand supplies customers in the Asia Pacific region. Our production site in Chile can supply all global regions due to its geographic location. Our Egypt plant, which began operations in 2011, primarily services our European markets, but can also supply Asia and North America. Our Medicine Hat plant, which was restarted in April 2011, serves our customer base in North America.

Due to the natural gas curtailments at our Chilean facilities that have caused the loss of a significant amount of our Chilean production since 2007, we have had excess shipping capacity that is subject to fixed time charter costs. We have been mitigating some of these costs by entering into sub-charters and third-party backhaul arrangements.

NATURAL GAS SUPPLY

General

Natural gas is the principal feedstock for methanol at our production facilities and accounts for a significant portion of our total production costs. Accordingly, our profitability depends in large part on both the security of supply and the price of natural gas. An important part of our strategy is to ensure long-term security of supply of natural gas feedstock. If, for any reason, we are unable to obtain sufficient natural gas for any of our plants on commercially acceptable terms or there are interruptions in the supply of contracted natural gas to our facilities, we could be forced to curtail production or close such plants. Refer to the Risk Factors and Risk Management – Security of Natural Gas Supply and Price section of our 2011 MD&A.

Most of the natural gas supply contracts for our production facilities are “take-or-pay” contracts denominated in United States dollars that include base and variable price components to reduce our commodity price risk exposure. “Take-or-pay” means that we are obliged to pay for the gas supply regardless of whether or not we take delivery. Such commitments are typical in the methanol industry. These contracts generally provide a quantity that is subject to take-or-pay terms that is lower than the maximum quantity that we are entitled to purchase. For all of our production facilities except Medicine Hat, the natural gas supply contracts have pricing terms with base and variable price components. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. We believe this pricing relationship enables these facilities to be competitive throughout the methanol price cycle and provides gas suppliers with attractive returns.

Chile

Since 2007, we have operated our methanol facilities in Chile significantly below site capacity primarily due to curtailments of natural gas supply from Argentina. In June 2007, our natural gas suppliers from Argentina curtailed all gas supply to our plants in Chile in response to various actions by the Argentinean government, including imposing a large increase to the duty on natural gas exports. Under the existing circumstances, we do not expect to receive any further natural gas supply from Argentina. As a result of the Argentinean natural gas supply issues, all of the methanol production at our Chile facilities since June 2007 has been produced with natural gas from Chile.

We have a number of existing long-term supply agreements in place with the state-owned energy company Empresa Nacional del Petroleo (“ENAP”) that have expiration dates that range from 2017 to 2025 and represent 20% of the contracted natural gas supply for our Chilean facilities when operated at capacity. Over the last few years, ENAP has delivered significantly less than the full amount of natural gas that it was obligated to deliver under these contracts.

Our primary goal is to progressively increase production at our Chile site with natural gas from suppliers in Chile. We are pursuing investment opportunities with ENAP, GeoPark Chile Limited (“GeoPark”) and others to help accelerate natural gas exploration and development in southern Chile. We are working with ENAP to develop natural gas in the Dorado Riquelme block in southern Chile. Under the arrangement, we fund a 50% participation in the block; at the end of 2011, we had contributed approximately $106 million. Over the past few years, we have also provided $57 million in financing to GeoPark (of which approximately $40 million had been repaid by the end of 2011) to support and accelerate GeoPark’s natural gas exploration and development activities in southern Chile. GeoPark has agreed to supply us with all natural gas sourced from the Fell block in southern Chile under a ten-year exclusive supply arrangement that began in 2008. Approximately 75% of total production at our Chilean facilities in 2011 was produced with natural gas supplied from the Fell and Dorado Riquelme blocks.

Other investment activities are also supporting the acceleration of natural gas exploration and development in areas of southern Chile. Over the past few years, the Government of Chile has completed international bidding rounds to assign oil and natural gas exploration areas that lie close to our production facilities and announced the participation of several international oil and gas companies. For two of the exploration blocks, we are participating in a consortium with other international oil and gas companies with GeoPark as the operator. We have approximately a 15% participation in the consortium and at the end of 2011, we had contributed $9 million for our share of the exploration costs.

Our methanol facilities in Chile produced 0.55 million tonnes of methanol in 2011 compared to 0.94 million tonnes in 2010. During 2011, natural gas deliveries were lower than 2010 primarily as a result of declines in deliverability from existing wells. As we entered 2012, we were operating one plant at approximately 40% capacity at our Chile site and we are working closely with ENAP to manage through the seasonality of gas demand with the objective of maintaining operations through the winter season of 2012. While significant investments have been made in the last few years for natural gas exploration and development in southern Chile, the timelines for a significant increase in gas deliveries to our plants are much longer than we originally anticipated and existing fields are experiencing declines. As a result, we expect there to be short-term pressure on gas supply in southern Chile that could impact the operating rate of our Chile site, particularly in the southern hemisphere winter months when residential energy demand is at its peak.

We are also examining the viability of other projects to increase the utilization of our Chilean assets. We are planning to relocate one of the idle Chile methanol plants with a capacity of approximately 1.0 million tonnes to the Gulf Coast area of the United States. We recently announced that we have secured land in Geismar, Louisiana and are progressing site-specific engineering works. We expect to make a final investment decision in the third quarter of 2012 and the plant to be operational in late 2014. We are also continuing to examine the viability of utilizing coal gasification as an alternative feedstock in Chile.

Refer to the Risk Factors and Risk Management – Chile section of our 2011 MD&A for more information.

Trinidad

Our equity interest in two methanol facilities in Trinidad (Atlas and Titan) represents approximately 2.05 million tonnes of annual capacity. Natural gas for these facilities is sourced from gas fields that are located off the coast of Trinidad. These fields are operated by major international oil and gas companies. The National Gas Company of Trinidad and Tobago Limited (“NGC”) transports the gas by pipeline to a processing facility located near our facilities and from there it is distributed and sold under individual contracts to industrial consumers.

Natural gas is supplied to our facilities under contracts with NGC, which purchases the gas from gas producers under back-to-back purchase arrangements. Titan’s take-or-pay gas supply contract with NGC expires in 2014, with an option to renew for a further five years subject to availability of gas and agreement on price. The price paid for gas by the Titan plant is based on a fixed escalation of a minimum US dollar base price plus a variable price component that is determined with reference to average published industry methanol prices each quarter. Under the contract, NGC is obligated to supply, and we are obligated to take-or-pay for, a specified annual quantity of natural gas. Gas paid for, but not taken, by the Titan plant in any year may be received in subsequent years subject to some limitations. We have recently experienced some natural gas curtailments to the Titan plant due to a mismatch between upstream commitments to supply NGC and downstream demand from NGC’s customers which becomes apparent when an upstream technical problem arises. We are engaged with key stakeholders to find a solution to the issue, but in the meantime, we expect to experience some gas curtailments to our Trinidad site. The Atlas plant’s gas contract with NGC expires in 2024 and the price formula and take-or-pay obligations are similar to those found in Titan’s gas contract.

New Zealand

We have three plants in New Zealand with a total production capacity of 2.2 million tonnes. Two 850,000 tonne per year plants are located at Motunui and the remaining 530,000 tonne per year plant is located nearby, at Waitara Valley. In 2004 we idled our two Motunui plants but continued to operate the Waitara Valley plant until October 2008 to match natural gas supply availability. In October 2008, we restarted one plant in Motunui and idled the Waitara Valley plant, and we have been operating the single Motunui plant since that time. The Motunui plant produced 830,000 tonnes of methanol during 2011. In January 2012, we committed to restart the second Motunui methanol plant in mid-2012. Due to distillation constraints at the Motunui site, the combined annual production capacity of the two Motunui plants is currently limited to 1.5 million tonnes of methanol.

Our ability to obtain significant volumes of competitively priced natural gas has improved over the past several years owing to the much-improved gas supply fundamentals in New Zealand. Gas exploration has increased significantly in recent years and the gas fields near our plants benefit from having high-value natural gas liquids, creating a strong incentive for exploration and development activities.

We have currently acquired sufficient amounts of natural gas from various suppliers to allow us to produce about half the annual production capacity at the Motunui site until late 2013. In addition, we have also entered into a 10-year natural gas supply agreement with Todd Energy that underpins the restart of the second Motunui plant and that is expected to allow us to produce up to about half the Motunui site’s annual methanol capacity. The Todd contract illustrates the improved natural gas supply dynamics in New Zealand.

We continue to pursue opportunities to obtain competitively priced natural gas with suppliers in New Zealand and believe we will be able to access sufficient volumes of natural gas to allow us to continue to operate both plants at the Motunui site over the long term and, potentially, to restart the idled Waitara Valley plant.

We also continue to pursue opportunities to accelerate the exploration and development of natural gas in the area close to our plants. During 2011, we progressed the analysis of natural gas exploration prospects with Kea Petroleum (“Kea”), an oil and gas exploration and development company with licences and permits to explore areas of the Taranaki basin in New Zealand close to our plants. Under the agreement with Kea, funding is shared 50% by both parties, and we will be entitled to all natural gas deliveries from our participation at a price that is competitive to our other locations in Trinidad, Chile and Egypt. We can elect to provide funding on a project by project basis and we have agreed to jointly fund an onshore exploration well with Kea, expected to be drilled during 2012.

Egypt

We have a 25-year, take-or-pay natural gas supply agreement for a 1.26 million tonne per year methanol plant that we have constructed in Egypt. The plant began commercial production in March 2011. The price paid for gas is based on a US dollar base price plus a variable price component that is determined with reference to methanol prices. Under the contract, the gas supplier is obligated to supply and we are obliged to take-or-pay for, a specified annual quantity of natural gas. Gas paid for, but not taken, in any year may be received in subsequent years subject to limitations.

Canada

We have a 470,000 tonne per year plant in Medicine Hat, Alberta that was idled in 2001 due to high natural gas feedstock prices in North America. During the past few years there have been improvements in natural gas supply in North America that have provided the opportunity to secure sufficient natural gas on commercially acceptable terms to enable a restart of this facility. The plant returned to production in April 2011.

We currently have a program in place to purchase natural gas on AECO – the Alberta gas trading market – and we believe that the long-term natural gas dynamics in North America will support the long-term operations of this facility.

FOREIGN OPERATIONS AND GOVERNMENT REGULATION

General

We have substantial operations and investments outside of North America, and as such we are affected by foreign political developments and federal, provincial, state and other local laws and regulations. To date, we believe we have complied in all material respects with governmental requirements. We are subject to risks inherent in foreign operations, including loss of revenue, property and equipment as a result of expropriation; import or export restrictions; anti-dumping measures; nationalization, war, civil unrest, insurrection, acts of terrorism and other political risks; increases in duties, taxes and governmental royalties; renegotiation of contracts with governmental entities; as well as changes in laws or policies or other actions by governments that may adversely affect our operations.

We derive the majority of our revenue from production and sales by subsidiaries outside of Canada, and the payment of dividends or the making of other cash payments or advances by these subsidiaries to us may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot provide assurance that foreign taxation or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.

The dominant currency in which we conduct business is the United States dollar, which is also our reporting currency. The most significant components of our costs are natural gas feedstock and ocean-shipping costs and substantially all of these costs are incurred in United States dollars. Some of our underlying operating costs and capital expenditures, however, are incurred in currencies other than the United States dollar, principally the Canadian dollar, the Chilean peso, the Trinidad and Tobago dollar, the New Zealand dollar, the Euro and the Egyptian pound. We are exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. A portion of our revenue is earned in Euros, Canadian dollars and British pounds. We are exposed to declines in the value of these currencies compared to the United States dollar, which could have the effect of decreasing the United States dollar equivalent of our revenue.

Trade in methanol is subject to duty in a number of jurisdictions. Methanol sold in China from any of our producing regions is currently subject to duties ranging from 0% to 5.5% . In 2010, the Chinese Ministry of Commerce investigated allegations made by domestic Chinese producers related to dumping into China of imported methanol. In December 2010, the Ministry recommended that duties of approximately 9% be imposed on methanol imports from New Zealand, Malaysia and Indonesia for five years starting from December 24, 2010. However, citing special circumstances, the Customs Tariff Commission of the State Council, which is China’s chief administrative authority, suspended enforcement of the recommended dumping duties with the effect that methanol will continue to be allowed to be imported from these three countries without the imposition of additional duties. If the suspension is lifted, we do not expect there to be a significant impact on industry supply/demand fundamentals and we would realign our supply chain.

Methanol from Chile that is sold in Korea and Japan, two of the other major methanol markets in Asia, is not subject to duties. Free trade agreements allow methanol from Chile to be sold duty-free into North America and the European Union. Methanol from Trinidad may also be sold duty-free into Japan, North America and the European Union. Currently, the costs we incur in respect of duties are not significant. However, there can be no assurance that the duties that we are currently subject to will not increase, that the suspension of Chinese dumping duties will not be lifted, that duties will not be levied in other jurisdictions in the future or that we will be able to mitigate the impact of future duties, if levied.

Chile

Our wholly owned subsidiary, Methanex Chile S.A. (“Methanex Chile”), owns the four methanol plants on our Chilean production site. Chilean foreign investment regulations provide certain benefits and guarantees to companies that enter into a foreign investment contract (“DL 600 Contract”) with Chile. Methanex Chile has entered into four DL 600 Contracts, substantially identical in all matters material for Methanex Chile, one for each of the plants. Under the DL 600 Contracts, Methanex Chile is authorized to remit from Chile, in United States dollars or any other freely convertible currency, all or part of its profits and, after one year, its equity. As well, under the DL 600 Contracts, Methanex Chile has elected to pay income tax at the general applicable rate, currently 35%. The DL 600 Contracts provide that they cannot be amended or terminated except by written agreement.

Please also refer to the Natural Gas Supply – Chile section starting on page 16 for a discussion of the imposition of a significant increase to the duty on exports of natural gas from Argentina to Chile.

Trinidad

Our Atlas plant was declared an approved enterprise under the Fiscal Incentives Act of Trinidad and was granted, for a ten-year period beginning in 2004, total relief from corporate income tax for the first two years of operation, a rate of 15% for the following five years and a rate of 20% for the following three years. Atlas also has total relief from income tax on dividends or other distributions out of profits or gains derived from the manufacture of methanol (other than interest) and has been granted import duty concessions on building materials and machinery and equipment imported into Trinidad and used in connection with the facility. The applicable corporate income tax rate without tax relief is currently 35%.

New Zealand

New Zealand has enacted legislation to safeguard claims by Maori tribes (the indigenous people of New Zealand) against lands previously owned by state-owned enterprises and subsequently privatized. The land on which certain parts of the infrastructure for the Waitara Valley and Motunui plants are located (for example, a tank farm and various pipelines and pipeline valve and mixing stations) is subject to this legislation. There is a possibility that the tribunal that deals with Maori land claims could recommend the return of such land to Maori ownership. The New Zealand government would be required to comply with such a recommendation, subject to payment of compensation to the affected owner. We believe that, subject to receiving adequate compensation, such a forced divestment would not likely have a material adverse effect on our operations or financial condition. The land upon which the Waitara Valley and Motunui plants are located and the surrounding buffer zones of farmland owned by us are not subject to such forced divestment procedures.

Egypt

The Egypt plant is subject to domestic Egyptian tax laws, including a tax on earnings that is currently at a rate of 25%.

During 2011, Egypt experienced periods of anti-government protests and civil unrest and in November 2011, for the safety and security of our employees, we took the decision to temporarily curtail operations of the methanol plant in Damietta, Egypt. The plant restarted in December and has since then operated at near full capacity. (Refer to the Risk Factors and Risk Management section of our 2011 MD&A for more information.)

RESPONSIBLE CARE

As a member of the Chemistry Industry Association of Canada (“CIAC”), the American Chemistry Council, Asociacion Gremial de Industriales Quimicos de Chile, Responsible Care New Zealand and Gulf Petrochemicals and Chemicals Association, and as a signatory to the Association of International Chemical Manufacturers Responsible Care Manifesto (China), we are committed to the ethics and principles of Responsible Care.

Responsible Care is the umbrella under which we manage issues related to health, safety, the environment, community involvement, social responsibility, security and emergency preparedness at each of our facilities and locations.

Accordingly, we have established policies, systems and procedures to promote and encourage the responsible development, introduction, manufacture, transportation, storage, handling, distribution, use and ultimate disposal of chemicals and chemical products so as to do no harm to human health and well-being, the environment and the communities in which we operate while striving to improve the environment and people’s lives.

Methanex’s Responsible Care/Social Responsibility (“RC/SR”) policies and programs are based on CIAC’s RC Ethic and Principles for Sustainability and the CIAC RC Codes of Practice. Some of the countries where we operate have different standards than those applied in North America. Our policy is to adopt the more stringent of either Responsible Care practices or local regulatory or association requirements at each of our facilities. As a signatory to the CIAC RC Ethic and Principles for Sustainability, we subscribe to CIAC’s statement of sustainability: “We dedicate ourselves, our technology and our business practices to sustainability – the betterment of society, the environment and the economy”.

Sound corporate governance is the foundation of our long-term success and the sustainability of our operations. Our corporate governance policies ensure that we have strong management and clear direction for all of Methanex’s business affairs. The application of Responsible Care begins with our Board of Directors, where we have a Responsible Care Committee, and extends throughout our organization.

The Company’s Board of Directors and senior management team establish the direction for Methanex’s RC/SR practices. The Board’s Responsible Care Committee oversees RC program performance and issues at the policy level, while the Public Policy Committee provides focus on the SR program. The two committees consider ethics, accountability, governance, business relationships, products and services, community involvement and the protection of people and the environment. The Senior Vice President, Corporate Resources has overall responsibility for Methanex’s RC/SR policies and programs, ensuring that they align with the Board’s requirements and the Company’s business strategy. These programs are directed and managed by the Director, Responsible Care and the Director, Government & Public Affairs, who lead Methanex’s Global Responsible Care Team and Global Public Policy Team, respectively.

Methanex evaluates the performance of its RC/SR management system through internal and third-party external audit and assessment programs. The internal program includes ongoing in-region self-audits as well as a global audit conducted by Methanex subject matter experts every three years. Third-party verification of the performance of Methanex’s RC/SR program occurs every three years through the CIAC RC verification process. The most recent third-party verification was successfully completed in 2011.

We have an established Environment Policy that requires that our facilities have systems in place to monitor and comply with all local environmental regulations as well as internal standards, periodically audit environmental performance and compliance, measure environmental performance against key performance indicators, report incidents with the potential to cause environmental harm, and demonstrate continual improvement. A Greenhouse Gas (“GHG”) Management Policy was introduced in 2010 in order to identify and address the risks associated with GHG emissions. The policy directs the Company to consider the GHG-related risks when assessing new investments, improve reliability and utilization performance, evaluate energy-efficiency improvement opportunities and keep an inventory of GHG emissions. These policies are reviewed at least biennially and are endorsed by the Board of Directors and approved by the Company’s senior management team.

We have also adopted a number of risk assessment tools that are formally applied as part of our normal business processes to identify and mitigate current and future environmental and process safety-related risks. When incidents do occur, we have a formal incident investigation process that ensures effective mitigation as well as application of lessons learned throughout our organization.

As a natural extension of our RC ethic, we have a Social Responsibility Policy that aligns our corporate governance, employee engagement and development, community involvement and social investment strategies with our core values and corporate strategy. Specifically, our RC Policy commits the Company to recognize and respond to community concerns about the manufacture, storage, handling, transportation and disposal of our products and promptly provide information concerning any potential health or environmental hazard to the appropriate authorities, employees and all stakeholders. Methanex’s Social Responsibility Policy further commits the Company to have an open, honest, proactive relationship in the communities where we have a significant presence; to be accountable and responsive to the public; to have effective processes to identify and respond to community concerns; and to inform the community of risks associated with our operations.

We believe that Responsible Care helps us achieve safe and reliable operations, which in turn results in strong financial performance, effective and innovative minimization of environmental impacts and improved quality of life, particularly in communities where our employees reside.

ENVIRONMENTAL MATTERS

The countries in which we operate all have laws and regulations to which we are subject governing the environment and the management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials. We are also subject to laws and regulations governing emissions and the import, export, use, discharge, storage, disposal and transportation of toxic substances. The products we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with these laws and regulations may give rise to work orders, fines, injunctions, civil liability and criminal sanctions.

As a result of periodic external and internal audits, we believe that we materially comply with all existing environmental, health and safety laws and regulations to which our operations are subject. Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may also expose us to liability for the conduct of, or conditions caused by, others, or for our own acts even if we complied with applicable laws at the time such acts were performed. To date, environmental laws and regulations have not had a significant adverse effect on our capital expenditures, earnings or competitive position. However, operating petrochemical manufacturing plants and distributing methanol exposes us to risks in connection with compliance with such laws and we cannot provide assurance that we will not incur significant costs or liabilities in the future.

Management of Greenhouse Gas Emissions

We believe that minimizing emissions and waste from our business activities is good business practice. Carbon dioxide (“CO2”) is a significant by-product of the methanol production process. The amount of CO2 generated by the methanol production process depends on the production technology (and hence often the plant age), the feedstock and any export of by-product hydrogen. We continually strive to increase the energy efficiency of our plants, which not only reduces the use of energy but also minimizes CO2 emissions. We have reduced CO2 emission intensity in our manufacturing operations by 31% between 1994 and 2011 through asset turnover, improved plant reliability and energy efficiency and emissions management. Plant efficiency, and thus CO2 emissions, is highly dependent on the design of the methanol plant, so the CO2 emission figure may vary from year to year depending on the asset mix that is operating. We also recognize that CO2 is generated from our marine operations, and in that regard we measure the consumption of fuel by our ocean vessels based on the volume of product transported. Between 2002 and 2011, we reduced our CO2 intensity (tonnes of CO2 from fuel burned per tonne of product moved) from marine operations by nearly 22%. We also actively support global industry efforts to voluntarily reduce both energy consumption and CO2 emissions.

We manufacture methanol in Chile, Trinidad, New Zealand, Canada and Egypt. All of these countries signed and ratified the Kyoto Protocol; however, Canada has since removed itself from that Agreement. We are not currently required to reduce GHGs in the developing nations of Chile, Trinidad and Egypt, but our production in New Zealand and Canada is subject to GHG reduction regulations.

New Zealand passed legislation to establish an Emissions Trading Scheme (“ETS”) that came into force in 2010. The ETS imposes a carbon price on producers of fossil fuels, including natural gas, which is passed on to Methanex, increasing the cost of gas that Methanex purchases in New Zealand. However, as a trade-exposed company, Methanex is entitled to a free allocation of emissions units to partially offset those increased costs, and the legislation provides further moderation of any residual cost exposure until the end of 2012. Consequently, we do not believe that these costs will be significant to the end of 2012. However, after this date, the moderating features are expected to be removed and our eligibility for free allocation of emissions units will be progressively reduced. As a consequence, we will likely incur increased costs after 2012. It is impossible to accurately quantify the impact on our business after 2012 and therefore we cannot provide assurance that the ETS will not have a significant impact on our business after 2012.

Medicine Hat is located in the Canadian province of Alberta, which has an established GHG reduction regulation that applies to our plant. The regulation requires that facilities reduce emissions intensities by up to 12% of their established emissions intensity baseline. “Emissions intensity” means the quantity of specified greenhouse gases released per unit of production. In order to meet the reduction obligation, a facility can choose to make emissions reduction improvements or it can purchase either offset credits or “technology fund” credits for CDN$15 per tonne of CO2 equivalent. Financial obligations are set to begin in 2014 and based on the expected GHG baseline intensity, we do not believe that, when applied, the cost will be material.

As part of our commitment to the ethic of Responsible Care, we believe it is important to promote renewable energy where it makes sense for our business. In this regard, we have constructed three wind turbines in southern Chile that were completed in late 2010 and are now supplying electricity to our nearby production facility. The facility has an installed generation capacity of 2.55 megawatts with an expected generation capacity of 1.28 megawatts based on a usage factor of approximately 50%. This project contributes to the diversification of energy resources in southern Chile.

Refer also to the Risk Factors and Risk Management section of our 2011 MD&A for more information regarding risks related to environmental regulations.

We have accrued $26 million for site restoration costs related to the decommissioning and reclamation of our methanol production sites and oil and gas properties. During 2011, cash expenditures applied against the site restoration liability were $0.1 million.

INSURANCE

The majority of our revenues are derived from the sale of methanol produced at our plants. Our business is subject to the normal hazards of methanol production operations that could result in damage to our plants. Under certain conditions, prolonged shutdowns of plants due to unforeseen equipment breakdowns, interruptions in the supply of natural gas or oxygen, power failures, loss of port facilities or any other event, including any event of force majeure, could adversely affect our revenues and operating income. We maintain operational and construction insurance, including business interruption insurance and delayed start-up insurance, subject to certain deductibles, that we consider to be adequate under the circumstances. However, there can be no assurance that we will not incur losses beyond the limits or outside the coverage of such insurance. From time to time, various types of insurance for companies in the chemical and petrochemical industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. There can be no assurance that in the future we will be able to maintain existing coverage, or that premiums will not increase substantially.

COMPETITION

The methanol industry is highly competitive. Methanol is a global commodity and customers base their purchasing decisions primarily on the delivered price of methanol and reliability of supply. The relative cost and availability of natural gas or coal feedstock and the efficiency of production facilities and distribution systems are also important competitive factors. Some of our competitors are not dependent on a single product for revenues and some have greater financial resources than we do. Our competitors include state-owned enterprises. These competitors may be better able than we are to withstand price competition and volatile market conditions. Because of our ability to service our customers globally, the reliability and cost-effectiveness of our distribution system and the enhanced service we provide customers, we believe we are well positioned to compete in each of the major international methanol markets.

EMPLOYEES

As of December 31, 2011, we had 1,042 employees (including the employees at the EMethanex and Atlas facilities).

RISK FACTORS

The risks relating to our business are described under the heading Risk Factors and Risk Management in our 2011 MD&A, and are incorporated in this document by reference. Any of those risks, as well as risks and uncertainties currently not known to us, could adversely affect our business, financial condition, results of operations or the market price of our securities.

DIVIDENDS

Dividends are payable to the holders of common shares of the Company (“Common Shares”) if, as and when declared by our Board of Directors and in such amounts as the Board of Directors may, from time to time, determine. The Company’s current dividend policy is designed so that the Company maintains conservative financial management appropriate to the historically cyclical nature of the methanol industry to preserve financial flexibility and creditworthiness.

We pay a quarterly dividend on the Common Shares. The first quarterly dividend of $0.05 per share was paid on September 30, 2002 and the dividend amount has been increased every year since then with the exception of 2009 and 2010. The table below shows the amount and percentage increases to the dividend since its inception in 2002:

Date	Quarterly Dividend Amount	% Increase
September 30, 2002	$0.050	n/a
September 30, 2003	$0.060	20%
September 30, 2004	$0.080	33%
June 30, 2005	$0.110	37.5%
June 30, 2006	$0.125	14%
June 30, 2007	$0.140	12%
June 30, 2008	$0.155	11%
June 30, 2009	$0.155	0%
June 30, 2010	$0.155	0%
June 30, 2011	$0.170	10%

The following table sets out the total amount of regular dividends per share paid on the Common Shares in each of the last three most recently completed financial years:

Financial Year Ended	Regular Dividend Paid per Share
December 31, 2009	$0.620
December 31, 2010	$0.620
December 31, 2011	$0.665

CAPITAL STRUCTURE

We are authorized to issue an unlimited number of Common Shares without nominal or par value and 25,000,000 preferred shares without nominal or par value.

Holders of Common Shares are entitled to receive notice of and attend all annual and special meetings and to one vote in respect of each Common Share held; receive dividends if, as and when declared by our Board of Directors; and participate in any distribution of the assets of the Company in the event of liquidation, dissolution or winding up.

Preferred shares may be issued in one or more series and the directors may fix the designation, rights, restrictions, conditions and limitations attached to the shares of each such series. Currently, there are no preferred shares outstanding.

Our bylaws provide that at any meeting of our shareholders a quorum shall be two persons present in person, or represented by proxy, holding shares representing not less than 20% of the votes entitled to be cast at the meeting. NASDAQ’s listing standards require a quorum for shareholder meetings to be not less than 33-1/3% of a company’s outstanding voting shares. As a foreign private issuer and because our quorum requirements are consistent with practices in Canada, our home country, under NASDAQ rules we are not subject to NASDAQ’s quorum requirement.

RATINGS

The following information relating to the Company’s credit ratings is provided as it relates to the Company’s financing costs, liquidity and operations. Specifically, credit ratings affect the Company’s ability to obtain short-term and long-term financing and the cost of such financing. Additionally, the ability of the Company to engage in certain collateralized business activities on a cost-effective basis depends on the Company’s credit ratings. A reduction in the current rating on the Company’s debt by its rating agencies, or a negative change in the Company’s ratings outlook could adversely affect the Company’s cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company’s ability to, and the associated costs of: (i) entering into ordinary course derivative or hedging transactions that may require the Company to post additional collateral under certain of its contracts, and (ii) entering into and maintaining ordinary course contracts with customers and suppliers on acceptable terms.

The following table sets forth the ratings assigned to the Company’s unsecured debt by Standard & Poor’s Financial Services (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”).

Security	S&P(1)	Moody’s(2)
Unsecured Notes	BBB- (stable outlook)	Ba1 (positive outlook)

(1)	S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to SD, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by S&P is the fourth highest of 13 categories. According to the S&P rating system, while an obligor rated BBB normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to weaken capacity to meet its financial commitments. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category. The ratings outlook addresses trends or risks with the potential, but not the certainty, of raising or lowering the credit rating sometime over the next two years.
(2)	Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Ba is the fifth highest of nine categories and denotes obligations judged to have speculative elements and subject to substantial credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category. The ratings outlook is an opinion regarding the likely direction of the issuer’s rating over the medium term.

The rating agencies regularly evaluate the Company, and their ratings of the Company’s long-term and short-term debt are based on a number of factors, including the Company’s financial strength as well as factors not entirely within the Company’s control, including conditions affecting the methanol industry generally and the wider state of the economy.

Credit ratings are intended to provide investors with an independent measure of the quality of an issue of securities. The foregoing ratings should not be construed as a recommendation to buy, sell or hold the securities, as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. If any such rating is so revised or withdrawn, we are under no obligation to update this Annual Information Form.

MARKET FOR SECURITIES

Our Common Shares are listed on the Toronto Stock Exchange in Canada (trading symbol: MX), on the NASDAQ Global Market in the United States (trading symbol: MEOH) and on the Foreign Securities Market of the Santiago Stock Exchange of Chile (trading symbol: Methanex). The following table sets out the market price ranges and trading volumes of our Common Shares on the Toronto Stock Exchange as well as on the NASDAQ Global Market for each month of our most recently completed financial year (January 1, 2011 through December 31, 2011).

2011 Trading Volumes
The Toronto Stock Exchange Trading Symbol: MX				NASDAQ Global Market Trading Symbol: MEOH
	High (CDN$)	Low (CDN$)	Volume		High (US$)	Low (US$)	Volume
January	31.20	26.83	10,216,524	January	31.44	26.73	3,533,063
February	29.02	27.37	8,269,412	February	29.29	27.45	2,034,853
March	30.75	26.56	6,746,103	March	31.64	26.91	2,222,611
April	33.12	29.80	4,755,425	April	34.90	31.11	1,469,577
May	31.13	28.90	3,970,642	May	32.32	29.50	1,696,768
June	31.09	27.82	4,007,306	June	31.95	28.25	1,825,705
July	31.20	27.72	2,946,484	July	32.50	29.20	1,167,470
August	28.36	22.26	6,382,348	August	30.21	22.44	2,523,622
September	25.47	20.64	6,738,416	September	26.18	20.01	1,971,747
October	26.98	20.77	5,723,483	October	27.27	19.52	2,214,003
November	26.05	22.85	7,235,620	November	25.74	22.04	2,453,317
December	25.38	22.31	4,615,629	December	25.02	21.68	1,719,486

DIRECTORS AND EXECUTIVE OFFICERS

As at December 31, 2011, the directors and executive officers of the Company owned, controlled or directed, directly or indirectly, 501,669 Common Shares representing approximately 0.54% of the outstanding Common Shares as at December 31, 2011.

The following tables set forth the names and places of residence of the current directors and executive officers of the Company, the offices held by them in the Company, their current principal occupations, their principal occupations during the last five years and, in the case of the directors, the month and year in which they became directors:

Name and Municipality of Residence	Office	Principal Occupations and Positions During the Last Five Years	Director Since(12)
AITKEN, BRUCE Vancouver, British Columbia Canada	Director and President and Chief Executive Officer	President and Chief Executive Officer of the Company since May 2004.	July 2004

BALLOCH, HOWARD(4)(5) Beijing China	Director	Chairman of Canaccord Genuity Asia Limited(6) since January 2011; prior thereto President of The Balloch Group since July 2001.	December 2004

CHOQUETTE, PIERRE(1)(3)(7) Vancouver, British Columbia Canada	Director	Corporate Director.	October 1994

COOK, PHILLIP(4)(5) Austin, Texas USA	Director	Corporate Director.	May 2006

HAMILTON, THOMAS Houston, Texas USA	Director and Chairman of the Board	Co-owner of Medora Investments, LLC(8) since April 2003.	May 2007

KOSTELNIK, ROBERT(2)(5) Corpus Christi, Texas USA	Director	Corporate Director. Since February 2012, principal in Glenrock Recovery Partners, LLC(9). President and Chief Executive Officer of Cinatra Clean Technologies, Inc. from 2008 to May 2011.	September 2008

MAHAFFY, DOUGLAS(2)(3) Toronto, Ontario Canada	Director	Corporate Director. Chairman of McLean Budden Limited(10) from February 2008 until March 2010; prior thereto Chairman and Chief Executive Officer of McLean Budden Limited since October 1989.	May 2006

POOLE, A. TERENCE(1)(4) Calgary, Alberta Canada	Director	Corporate Director.	February 1994 except for June – September 2003

REID, JOHN(1)(3) Vancouver, British Columbia Canada	Director	Corporate Director.	September 2003

RENNIE, JANICE(1)(3) Edmonton, Alberta Canada	Director	Corporate Director.	May 2006

SLOAN, MONICA(2)(5) Calgary, Alberta Canada	Director	Corporate Director. Chief Executive Officer of Intervera Ltd.(11) from January 2004 to December 2008.	September 2003

(1)	Member of the Audit, Finance and Risk Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Human Resources Committee.
(4)	Member of the Public Policy Committee.
(5)	Member of the Responsible Care Committee.
(6)	Canaccord Genuity Asia Limited is an investment banking firm specializing in China and international firms active in the Chinese market.
(7)	Pierre Choquette is not standing for re-election at the April 26, 2012 Annual General Meeting.
(8)	Medora Investments, LLC is a private investment firm.
(9)	Glenrock Recovery Partners, LLC is a company that facilitates the sale of non-fungible hydrocarbons in the United States.
(10)	McLean Budden Limited (currently MFS McLean Budden) is an investment management firm that manages over $30 billion in assets for pension, foundation and private clients in Canada, the United States, Europe and Asia.
(11)	Intervera Ltd. provided data quality products and services to the energy industry.
(12)	The Directors of the Company are elected each year at the Annual General Meeting of the Company and hold office until the close of the next Annual General Meeting or until their successors are elected or appointed.

Name and Municipality of Residence	Office	Principal Occupations and Positions During the Last Five Years
CAMERON, IAN P. Vancouver, British Columbia Canada	Senior Vice President, Corporate Development and Chief Financial Officer	Senior Vice President, Corporate Development and Chief Financial Officer of the Company since November 2010; prior thereto Senior Vice President, Finance and Chief Financial Officer of the Company since January 1, 2003.

FLOREN, JOHN Eastham, Massachusetts USA	Senior Vice President, Global Marketing and Logistics	Senior Vice President, Global Marketing and Logistics of the Company since June 2005.

GORDON, JOHN K. Vancouver, British Columbia Canada	Senior Vice President, Corporate Resources	Senior Vice President, Corporate Resources of the Company since September 1999.

MACDONALD, MICHAEL G. Vancouver, British Columbia Canada	Senior Vice President, Global Operations	Senior Vice President, Global Operations of the Company since November 2010; prior thereto Senior Vice President, Corporate Development of the Company since January 2004.

MILNER, RANDALL M. Vancouver, British Columbia Canada	Senior Vice President, General Counsel and Corporate Secretary	Senior Vice President, General Counsel and Corporate Secretary of the Company since October 2002.

SCHIODTZ, PAUL Santiago Chile	Senior Vice President, Latin America	Senior Vice President, Latin America of the Company since January 1, 2006.

WEAKE, HARVEY Auckland New Zealand	Senior Vice President, Asia Pacific	Senior Vice President, Asia Pacific of the Company since December, 2005.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since the start of our most recently completed financial year, and for the three most recently completed financial years, no director or executive officer of the Company, and no person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of the Company’s voting securities or any associate or affiliate of such persons, has had any material interest in any transaction involving the Company.

EXPERTS

KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of the US Securities Act of 1933, as amended, and the applicable rules and regulations thereunder.

LEGAL PROCEEDINGS

The Board of Inland Revenue of Trinidad and Tobago issued an assessment in 2011 against our 63.1% owned joint venture, Atlas Methanol Company Unlimited (“Atlas”), in respect of the 2005 financial year. All subsequent tax years remain open to assessment. The assessment relates to the pricing arrangements of certain long-term fixed price sales contracts that extend to 2014 and 2019 related to methanol produced by Atlas. The impact of the amount in dispute for the 2005 financial year is nominal as Atlas was not subject to corporation income tax in that year. Atlas has partial relief from corporation income tax until 2014.

The Company has lodged an objection to the assessment. Based on the merits of the case and legal interpretation, management believes its position should be sustained.

AUDIT COMMITTEE INFORMATION

The Audit Committee Charter

The Audit, Finance and Risk Committee (“Committee”) is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditors; the performance of the external auditors; risk management processes; financing plans; pension plans; and compliance by the Company with ethics policies and legal and regulatory requirements.

The Committee’s mandate sets out its responsibilities and duties. A copy of the Committee’s mandate is attached here as Appendix “A”.

Composition of the Audit Committee

The Committee is comprised of four directors: A. Terence Poole (Chair), Pierre Choquette, John Reid and Janice Rennie. Each Committee member is independent and financially literate. Mr. Poole is designated as the “audit committee financial expert”. The U.S. Securities and Exchange Commission has indicated that the designation of Mr. Poole as an audit committee financial expert does not make Mr. Poole an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Poole that are greater than those imposed on members of the Committee and Board who do not carry this designation or affect the duties, obligations or liability of any other member of the Committee.

Relevant Education and Experience

The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as a member of the Committee, including any education or experience that has provided the member with an understanding of the accounting principles we use to prepare our annual and interim financial statements.

Mr. A. Terence Poole

Mr. Poole is a corporate director. Prior to his retirement in June 2006, he was Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation (“NOVA”), a commodity chemical company with international operations. Prior to that position, Mr. Poole was the Executive Vice President, Finance and Strategy of NOVA from 1998 to 2000; Senior Vice President and Chief Financial Officer of NOVA Corporation from 1994 to 1998; and held other senior financial positions with NOVA Corporation from 1988. He has worked at other large public companies in various financial and business management capacities since 1971.

Mr. Poole is a Chartered Accountant and holds a Bachelor of Commerce degree from Dalhousie University in Halifax, Nova Scotia. Mr. Poole is a Member of the Canadian, Quebec and Ontario Institutes of Chartered Accountants and is also a Member of Financial Executives International.

Mr. Poole serves on the board of Pengrowth Energy Corporation and chairs its Audit Committee.

Mr. Poole has served on the Committee since September 2003, as well as from February 1994 to June 2003. Mr. Poole has chaired the Committee since May 2006.

Mr. Pierre Choquette

Mr. Choquette is a corporate director. He has over 25 years of senior management experience, concentrated in the petrochemical industry. Most recently he was Chairman of the Board of the Company from September 2003 until May 2010 and Chairman and Chief Executive Officer of the Company from September 2003 until May 2004. From October 1994 to September 2003 Mr. Choquette was President and Chief Executive Officer of the Company. Prior to joining the Company, Mr. Choquette had been President and Chief Operating Officer of Novacorp International and President of Polysar Inc.

Through Mr. Choquette’s experience as President and Chief Executive Officer and the deep knowledge of the Company he has gained during his 18-year involvement with the Company, he has an understanding of accounting and financial reporting including internal controls and procedures for financial reporting.

Mr. Choquette holds a Bachelor of Arts, Bachelor of Science and a Master of Science in Chemical Engineering from Laval University, Quebec City. He is also a graduate of the Advanced Management Program at the Harvard Graduate School of Business Administration.

Mr. Choquette also serves as a director on the Canada Pension Plan Investment Board.

Mr. Choquette has served on the Committee since May 2010 and attended all Committee meetings from 1994 to 2004 in his capacity as CEO and the vast majority of Committee meetings in his capacity as Chairman of the Board from 2004 to 2010.

Mr. Choquette is not standing for re-election as a director at the April 26, 2012 Annual General Meeting.

Mr. John Reid

Mr. Reid is a corporate director. He held the position of President and Chief Executive Officer of Terasen Inc., an energy distribution and transportation company, from November 1997 to November 2005 and prior to that was Executive Vice President and Chief Financial Officer of Terasen. Prior to joining Terasen, Mr. Reid was the President and Chief Executive Officer of Scott Paper. He also held various other senior positions at Scott Paper, including Corporate Vice President, Finance and Controller.

Mr. Reid is a Chartered Accountant and holds an economics degree from Newcastle University and is a Fellow of the British Columbia, England and Wales Institutes of Chartered Accountants.

Mr. Reid also serves on the board of Finning International Inc. as the Lead Director, is a member of its Audit Committee and in the past was designated as its “financial expert.” Mr. Reid also sits on the board of the private companies Corix Infrastructure Inc. and Corix Water Products Inc.

Mr. Reid has served on the Committee since September 2003.

Ms. Janice Rennie

Ms. Rennie is a corporate director. From 2004 to 2005, Ms. Rennie was Senior Vice President, Human Resources and Organizational Effectiveness for EPCOR Utilities Inc. At that time, EPCOR built, owned and operated power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States. Prior to 2004, Ms. Rennie held senior management positions in a number of private firms, including Principal of Rennie & Associates, which provided investment and related advice to small and mid-sized companies.

Ms. Rennie holds a Bachelor of Commerce degree from the University of Alberta and is a Fellow of the Institute of Chartered Accountants of Alberta and the Institute of Corporate Directors.

Ms. Rennie serves on the boards of Teck Resources Limited, West Fraser Timber Co. Ltd., Capital Power Corporation, Major Drilling Group International Inc. and WestJet Airlines Ltd. and is a member of all their Audit Committees. In addition, Ms. Rennie serves on the board and chairs the Audit Committee of Greystone Capital Management Inc., a private company.

Ms. Rennie has served on the Committee since May 2006.

Pre-Approval Policies and Procedures

The Company’s Audit, Finance and Risk Committee (the “Audit Committee”) annually reviews and approves the terms and scope of the external auditors’ engagement. The Audit Committee oversees the Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions by which permissible services proposed to be performed by KPMG LLP are pre-approved. The Audit Committee has delegated to the Chair of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee. All such services approved by the Chair of the Audit Committee are subsequently reviewed by the Audit Committee.

All non-audit service engagements, regardless of the cost estimate, must be coordinated and approved by the Chief Financial Officer to further ensure that adherence to this policy is monitored.

Audit and Non-Audit Fees Billed by the Independent Auditors

KPMG’s global fees relating to the years ended December 31, 2011 and December 31, 2010 are as follows:

US$000s	2011	2010
Audit Fees	1,827	1,600
Audit-Related Fees	116	138
Tax Fees	99	304
Total	2,042	2,042

Each fee category is described below.

Audit Fees

Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.

Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements were in respect of an “integrated audit” performed by KPMG globally. The integrated audit encompasses an opinion on the fairness of presentation of the Company’s financial statements as well as an opinion on the effectiveness of the Company’s internal controls over financial reporting. The increase in audit fees for 2011 compared with 2010 is due to an expanded scope resulting from the start-up of the Egypt and Medicine Hat facilities, the appointment of KPMG as our statutory auditors in New Zealand and services provided in relation to the shelf prospectus.

Audit-Related Fees

Audit-related fees for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; and consultations related to the Company’s transition to international financial reporting standards (“IFRS”) and the accounting or disclosure treatment of other transactions.

Tax Fees

Tax fees for professional services rendered for tax compliance and tax advice. These services consisted of: tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; and advisory services relating to domestic and international taxation.

TRANSFER AGENT AND REGISTRAR

Our principal transfer agent is CIBC Mellon Trust Company at its offices in Vancouver, British Columbia. Our co-transfer agent in the United States for our Common Shares is Registrar and Transfer Company at its offices in New Jersey.

CONTROLS AND PROCEDURES

Our disclosure controls and procedures are described under the heading Controls and Procedures in our 2011 MD&A and are incorporated in this AIF by reference.

CODE OF ETHICS

We have a written code of ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. A copy of our code, entitled “Code of Business Conduct”, can be found on our website at www.methanex.com or upon request from the Corporate Secretary at the address below under the heading Additional Information.

ADDITIONAL INFORMATION

Additional information relating to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in our Information Circular dated March 2, 2012 relating to our Annual General Meeting that will be held on April 26, 2012.

Additional financial information about the Company is provided in the Company’s financial statements for the year ended December 31, 2011 and in our 2011 MD&A.

Copies of the documents referred to above are available on the Canadian Securities Administrators’ SEDAR website at www.sedar.com and may also be obtained upon request from:

Methanex Corporation

Randy Milner

Senior Vice President, General Counsel and Corporate Secretary

1800 Waterfront Centre

200 Burrard Street

Vancouver, British Columbia V6C 3M1

Telephone: 604 661 2600

Facsimile: 604 661 2602

E-mail: rmilner@methanex.com

Additional information relating to the Company may be found on the Canadian Securities Administrators’ SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission’s EDGAR website at www.sec.gov.

APPENDIX “A”

METHANEX CORPORATION

AUDIT, FINANCE AND RISK COMMITTEE MANDATE

1.	Creation

A committee of the directors to be known as the “Audit, Finance and Risk Committee” (hereinafter referred to as the “Committee”) is hereby established.

2.	Purpose and Responsibility

The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Corporation’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditors; the performance of the external auditors; risk management processes; financing plans; pension plans; and compliance by the Corporation with ethics policies and legal and regulatory requirements.

The Committee’s role is one of oversight. It is the responsibility of the Corporation’s management to plan audits and to prepare consolidated financial statements in accordance with generally accepted accounting principles (“GAAP”), and it is the responsibility of the Corporation’s external auditor to audit these financial statements. Therefore, each member of the Committee, in exercising his or her business judgment, shall be entitled to rely on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives information, and on the accuracy of the financial and other information provided to the Committee by such persons or organizations. The Committee does not provide any expert or other special assurances as to the Corporation’s financial statements or any expert or professional certification as to the work of the Corporation’s external auditor. In addition, all members of the Committee are equally responsible for discharging the responsibilities of the Committee and the designation of one member as an “audit committee financial expert” pursuant to the Applicable Rules (as defined below) is not a statement of intention by the Corporation to impose upon such designee duties, obligations or liability greater than those imposed on such a director in the absence of such designation.

3.	Committee Membership

Composition of the Committee	a) The Committee must be composed of a minimum of three directors.

Appointment and Term of Members

b)       The members of the Committee must be appointed or reappointed at the organizational meeting of the Board concurrent with each Annual General Meeting of the shareholders of the Corporation. Each member of the Committee continues to be a Committee member until a successor is appointed, unless he or she resigns or is removed by the Board or ceases to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy.

Financial Literacy and Independence

c)       Each member of the Committee shall meet the independence and experience requirements, and at least one member of the Committee shall qualify as an “audit committee financial expert.” These requirements shall be in accordance with the applicable rules and regulations (the “Applicable Rules”) of the Canadian Securities Administrators, the U.S. Securities and Exchange Commission, the Toronto Stock Exchange and the NASDAQ Stock Market.

Appointment of Chair and Secretary

d)       The Board or, if it does not do so, the members of the Committee, must appoint one of their members as Chair. If the Chair of the Committee is not present at any meeting of the Committee, the Chair of the meeting must be chosen by the Committee from the Committee members present. The Chair presiding at any meeting of the Committee has a deciding vote in case of deadlock. The Committee must also appoint a Secretary who need not be a director.

Use of Outside Experts

e)       Where Committee members believe that, to properly discharge their fiduciary obligations to the Corporation, it is necessary to obtain the advice of independent legal, accounting or other experts, the Chair shall, at the request of the Committee, engage the necessary experts at the Corporation’s expense. The Board must be kept apprised of both the selection of the experts and the experts’ findings through the Committee’s regular reports to the Board.

4.	Meetings

Time, Place and Procedure of Meetings	a) The time and place of Committee meetings, and the procedures for the conduct of such meetings, shall be determined from time to time by Committee members, provided that:

Quorum	i) a quorum for meetings must be two members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to communicate with each other;

Quarterly Meetings	ii) the Committee must meet at least quarterly;

Notice of Meetings

iii)     notice of the time and place of every meeting must be given in writing or by electronic transmission to each member of the Committee and the external auditors of the Corporation at least 24 hours prior to the Committee meeting;

Waiver of Notice

iv)     a member may waive notice of a meeting, and attendance at the meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;

Attendance of External Auditors	v) the external auditors are entitled to attend each meeting at the Corporation’s expense;

Meeting with Financial Management	vi) the Committee will, at least annually, meet with senior financial management, including the Chief Financial Officer and the Corporate Controller, without other members of management present;

Meeting without Management	vii) each regular meeting of the Committee will conclude with a session without any management personnel present;

Calling a Meeting

viii)   a meeting of the Committee may be called by the Secretary of the Committee on the direction of the Chair or Chief Executive Officer of the Corporation, by any member of the Committee or the external auditors; and

Committee Determines Attendees

(ix)    notwithstanding the provisions of this paragraph, the Committee has the right to request any officer or employee of the Corporation or the Corporation’s outside counsel or external auditor to be present or not present at any part of the Committee meeting.

Reports to the Board	b) The Committee shall make regular reports to the Board.

5.	Duties and Responsibilities of the Committee

1)	Financial Statements and Disclosure

Annual Report and Disclosures

a)       Review and discuss with management and the external auditor, and recommend for approval by the Board, the Corporation’s annual report, Annual Information Form, audited Annual Consolidated Financial Statements, annual Management’s Discussion and Analysis, Management Information Circular, any reports on adequacy of internal controls, and all financial statements in prospectuses or other disclosure documents.

Prospectuses

b)       Review and recommend for approval by the Board all prospectuses and documents that may be incorporated by reference into a prospectus, including without limitation, material change reports and proxy circulars.

Quarterly Interim Reports and Disclosures

c)       Review, discuss with management and the external auditor, and approve the Corporation’s interim reports, including the quarterly financial statements, interim Management’s Discussion and Analysis and press releases on quarterly and year-end financial results, prior to public release.

Accounting Policies and Estimates

d)       Review and approve all accounting policies and estimates that would have a significant effect on the Corporation’s financial statements, and any changes to such policies. This review will include a discussion with management and the external auditor concerning:

i) any areas of management judgment and estimates that may have a critical effect on the financial statements;

ii) the effect of using alternative accounting treatments that are acceptable under GAAP;

iii) the appropriateness, acceptability and quality of the Corporation’s accounting policies; and

iv) any material written communication between the external auditor and management, such as the annual management letter and the schedule of unadjusted differences.

Non-GAAP Financial Information	e) Discuss with management the use of “pro forma” or “non-GAAP information” in the Corporation’s continuous disclosure documents.

Regulatory and Accounting Initiatives	f) Discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as the use of off-balance sheet structures on the Corporation’s financial statements.

Litigation

g)       Discuss with the Corporation’s General Counsel, and with external legal counsel if necessary, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed in the financial statements.

Financing Plans	h) Review the financing plans and objectives of the Corporation, as received from and discussed with management.

2)	Risk Management and Internal Control

Risk Management Policies	a) Review and recommend for approval by the Board changes considered advisable, after consultation with management, to the Corporation’s policies relating to:

i) the risks inherent in the Corporation’s businesses, facilities and strategic direction;

ii) financial risks, including foreign exchange, interest rate and investment of cash;

iii) overall risk management strategies and the financing of risks, including insurance coverage in the context of competitive and operational considerations;

iv) the risk retention philosophy and the resulting uninsured exposure of the Corporation; and

v) shipping risk.

Risk Management Processes	b) Review with management at least annually the Corporation’s processes to identify, monitor, evaluate and address important enterprise-wide strategic and business risks.

Adequacy of Internal Controls

c)       Review, at least quarterly, the results of management’s evaluation of the adequacy and effectiveness of internal controls within the Corporation in connection with the certifications signed by the CEO and CFO. Management’s evaluation will include a review of:

i)        policies and procedures to ensure completeness and accuracy of information disclosed in the quarterly and annual reports, prevent earnings management and detect material financial statement misstatements due to fraud and error; and

ii)      internal control recommendations of the external auditors and arising from the results of the internal audit procedures, including any special steps taken to address material control deficiencies and any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls.

Financial Risk Management	d) Review with management activity related to managing financial risks to the Corporation, including hedging programs.

3)	External Auditors

Appointment and Remuneration	a) Review and recommend to the Board:

i) the selection, evaluation, reappointment or, where appropriate, replacement of external auditors; and

ii) the nomination and remuneration of external auditors to be appointed at each Annual General Meeting of Shareholders.

Resolving Disagreements	b) Resolve any disagreements between management and the external auditor regarding financial reporting.

Direct Reporting to Committee	c) The external auditors shall report directly to the Committee and the Committee has the authority to communicate directly with the external auditors.

Quality Control and Independence	d) Review a formal written statement requested at least annually from the external auditor describing:

i) the firm’s internal quality control procedures;

ii)      any material issues raised by the most recent internal quality control review, peer review of the firm or any investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits of the Corporation carried out by the firm;

iii) any steps taken to deal with any such issues; and

iv) all relationships between the external auditors and the Corporation.

The Committee will actively engage in a dialogue with the external auditor with respect to whether the firm’s quality controls are adequate, and whether any of the disclosed relationships or non-audit services may impact the objectivity and independence of the external auditor based on the independence requirements of the Applicable Rules. The Committee shall present its conclusion with respect to the independence of the external auditor to the Board.

External Audit Plan

e)       Review and approve the external audit plan and enquire as to the extent the planned audit scope can be relied upon to detect weaknesses in internal control or fraud or other illegal acts. Any significant recommendations made by the auditors for strengthening internal controls will be reviewed.

Rotation of Senior Audit Partner	f) Ensure the rotation of senior audit personnel who have primary responsibility for the audit work, as required by law.

Remuneration of External Auditors

g)       Review and approve (in advance) the scope and related fees for all auditing services and non-audit services permitted by regulation that are to be provided by the external auditor in accordance with the Corporation’s Audit and Non-Audit Services Pre-Approval Policy, which is to be annually reviewed and approved by the Committee.

Restrictions on Hiring Employees of External Auditor

h)       Ensure the establishment of policies relating to the Corporation’s hiring of employees of or former employees of the external auditor, if such individuals have participated in the audit of the Corporation, as required by law.

Report from the External Auditors

i)        Prior to filing the Quarterly Consolidated Financial Statements and the Annual Consolidated Financial Statements, the Committee should receive a report from the external auditors on the results of their review or audit.

Meeting with Auditors and Management

j)        The Committee should meet with the external auditors without management present and discuss any issues related to performance of the audit work, any restrictions and any significant disagreement with management. The Committee should also meet separately with management to discuss the same matters as those discussed with the external auditors.

4)	Internal Audit

Internal Audit Plans	a) Review and approve the annual Internal Audit Plan and objectives.

Audit Findings and Recommendations	b) Review the significant control issues identified in internal audit reports issued to management and the responses and actions taken by management to address weaknesses in controls.

Meeting with Auditors	c) The Committee will meet, without management present, with representatives of the accounting firm and/or the Corporation’s Internal Auditor that executed the annual Internal Audit Plan.

5)	Pension Plans

With respect to all investing and funding aspects of all defined benefit corporate sponsored pension plans of the Corporation and its wholly owned subsidiaries that have estimated actuarial liabilities in excess of US$10 million (collectively the “Retirement Plans”):

Constitute Pension Committees	a) Annually constitute Committees (the “Pension Committees”) with responsibility for the investment activities of the Retirement Plans’ trust funds.

Statements of Pension Investment Policy and Procedures	b) Review the Corporation’s Statement of Pension Investment Policy for the Retirement Plans’ trust funds whenever a major change is apparent or necessary.

Amendments to Retirement Plans and Material Agreements	c) Review and recommend to the Board any amendments to the Retirement Plans’ trust agreements and any material document written or entered into pursuant to the Retirement Plans’ trust agreements.

Appointment of Auditors, Actuaries and Investment Managers

d)       Approve the recommendations of the officers of the Corporation regarding the reappointment or appointment of auditors and recommendations of the Pension Committees regarding appointment of investment managers and actuaries of the Retirement Plans.

Retirement Plan Financial Statements	e) Review and approve the annual financial statements of the Retirement Plans, and related trust funds, and the auditors’ reports thereon.

Retirement Plan Report	f) Review and recommend for approval by the Board, the annual report on the operation and administration of the Retirement Plans and related trust funds.

Terms of Reference of the Pension Committees

g)       Review and recommend to the Board for approval the Terms of Reference of the Pension Committees (to be approved jointly with the Human Resources Committee of the Board) and any material amendments thereto.

Delegation to the Pension Committees	h) Approve the delegation of certain responsibilities to members of the Pension Committees.

Actuarial Reports and Funding Assumptions	i) Review the actuarial reports on the Retirement Plan as required by applicable regulations and any special actuarial reports.

With respect to all investing and funding aspects of all defined contribution pension plans and defined benefit pension plans that have estimated actuarial liabilities of less than US$10 million of the wholly owned subsidiaries of the Corporation (“other Retirement Plans”):

Other Retirement Plans Report	j) Receive from management and review with the Board, at least annually, a report on the operation and administration of other Retirement Plans’ trust funds, including investment performance.

Delegation of Authority	k) Administer and delegate to management-committees as considered advisable all other matters related to other Retirement Plans’ trust funds to which the Committee has been delegated authority.

6)	General Duties

Code of Business Conduct Compliance

a)       Obtain a report at least annually from the Senior Vice President, General Counsel & Corporate Secretary on the Corporation’s and its subsidiary/foreign-affiliated entities’ conformity with applicable legal and ethical compliance programs (e.g., the Corporation’s Code of Business Conduct).

Code of Ethics	b) Review and recommend to the Board for approval a code of ethics for senior financial officers.

Compliance Reporting Process

c)       Ensure that a process and procedure has been established by the Corporation for receipt, retention, and treatment of complaints regarding non-compliance with the Corporation’s Code of Business Conduct, violations of laws or regulations, or concerns regarding accounting, internal accounting controls or auditing matters. The Committee must ensure that procedures for receipt of complaints allow for confidential and anonymous submission of complaints from employees.

Regulatory Matters

d)       Discuss with management and the external auditor any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Corporation’s compliance policies.

Disclosure Policy

e)       Review annually and recommend to the Board for approval, the Corporation’s Disclosure policies. In particular, the Committee will review annually the Corporation’s procedures for public disclosure of financial information extracted or derived from the Corporation’s financial statements.

Related-Party Transactions	f) Review and approve all related-party transactions.

Mandate Review

g)       Review and recommend to the Board for approval changes considered advisable based on the Committee’s assessment of the adequacy of this Mandate. Such review will occur on an annual basis and the recommendations, if any, will be made to the Board for approval.

Annual Evaluation	h) The Committee will conduct an annual evaluation to ensure that it has satisfied its responsibilities in the prior year in compliance with this Mandate.